Via Facsimile and U.S. Mail
Mail Stop 6010

March 28, 2006

Mr. David Clark
Interim Chief Financial Officer
11080 CirclePoint Road, Suite 200
Westminister, CO 80020

Re: **Allos Therapeutics, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2005
        File No. 001-15803

Dear Mr. Hart:

        We have limited our review of your filings to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results …, page page
37

Critical Accounting Policies, page 45

1.   We note that your accrual for research and development expenses requires
        significant judgment and estimates. For each period presented, provide us revised
        disclosure that quantifies the amount of the change in this estimate recorded for
        each period presented.

Index to Financial Statements, page F-1

Notes to Financial Statements, page F-10

2. Summary of Significant Accounting Policies, F-11

Prepaid Research and Development Expenses, page F-12

2.   Please provide us in disclosure-type format:

- the circumstances that cause you to amortize the prepayments of research and development costs either based upon services performed or when the terms are achieved.; and

- the reason that each method is appropriate for the respective circumstance.

Please clarify for us the nature of the research and development agreements referenced in your disclosure and tell us why it is appropriate to capitalize these amounts. Please refer to FAS 2 in your response.

9. Royalty and License Fee Commitments, page F-25

3.   Please provide to us in disclosure type format a discussion of the amounts that might be paid to Memorial Sloan-Kettering Cancer Center as well as the universities discussed on page F-26. Include a discussion of the events that would trigger the payments under these agreements, as well as the amounts that could potentially be due.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

Mr. David Clark
Allos Therapeutics
March 28, 2006
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant